Exhibit 99.(a)(5)(v)

Liberty Media Corporation Announces Amendment to its Previously
Announced Self-Tender Offer

Englewood, Colorado — March 20, 2007 — Liberty Media Corporation (Nasdaq: LCAPA) (“Liberty”) announced today that it had amended its previously announced self-tender offer so that the tender offer would be for up to 8,849,500 shares of its Liberty Capital Series A common stock (LCAPA) and that Liberty would no longer be seeking to acquire any shares of its Liberty Capital Series B common stock (LCAPB) pursuant to the tender offer. On March 7, 2007, Liberty commenced a tender offer pursuant to which it sought to purchase up to 8,849,500 LCAPA shares and LCAPB shares, in the aggregate, from its stockholders at a price not greater than $113.00 or less than $105.00 per share. Except as noted herein, the terms of the amended tender offer remain unchanged from the tender offer commenced on March 7, 2007, as set forth in the offer to purchase dated March 7, 2007, as amended and supplemented, and the related letter of transmittal. The expiration date for the tender offer is 5:00 pm, New York City time, on April 5, 2007.

Under the terms of the revised tender offer, Liberty is seeking to acquire up to 8,849,500 LCAPA shares from its stockholders at a price not greater than $113.00 or less than $105 per share, upon the terms and conditions described in the offer to purchase dated March 7, 2007, as amended and restated March 20, 2007, and related letter of transmittal.

To the extent any LCAPB shares have been tendered prior to the date hereof, such shares will be promptly returned to the tendering stockholder.

About Liberty Media Corporation

Liberty Media Corporation owns a broad range of electronic retailing, media, communications and entertainment businesses and investments. Those interests are attributed to two tracking stock groups: the Liberty Interactive group, which includes Liberty’s interests in QVC, Provide Commerce, IAC/InterActiveCorp, and Expedia, and the Liberty Capital group includes Liberty’s interests in Starz Entertainment, News Corporation, and Time Warner. For more information, please see www.libertymedia.com.

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, along with the letter of transmittal and related materials, are contained in the Offer to Purchase, dated March 7, 2007 as amended and restated on March 20, 2007, and related letter of transmittal. Stockholders should carefully read the offer to purchase, the letter of transmittal and other related materials because they contain important information. Stockholders may obtain free copies of the Tender Offer Statement on Schedule TO, the offer to purchase and other documents that are filed by Liberty Media with the U.S. Securities and Exchange Commission at the commission’s website at www.sec.gov. Stockholders also may obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, by calling toll free 1-888-628-1041. Stockholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.

Contact:

Liberty Media
John Orr (720) 875-5622